SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Transactions in own shares

Ryanair Holdings plc (the "Company") announces that in the period 06 October 2025 to 10 October 2025 it purchased for cancellation in aggregate 36,506 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares") and in aggregate 855,310 Ordinary Shares underlying the American Depositary Shares, as further detailed below.

Date	Number of Ordinary Shares	Volume weighted average price paid	Number of Ordinary Shares underlying American Depositary Shares	Volume weighted average price paid
06 October 2025	1,445	€24.612	175,572	US $ 29.7931
07 October 2025	4,855	€24.853	174,250	US $ 30.2879
08 October 2025	1,850	€25.550	172,560	US $ 30.7680
09 October 2025	16,560	€25.507	159,302	US $ 30.3246
10 October 2025	11,796	€25.123	173,626	US $ 30.2376

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 20 May 2025 (the "Programme").  Purchases made under the share buyback programme will be announced on a weekly basis.

All shares purchased by the Company will be cancelled. This announcement is being made in accordance with Article 5(1)(b) of Regulation (EU) No 596/2014, as amended.

Issuer name:	Ryanair Holdings plc
LEI	635400BR2ROC1FVEBQ56
ISIN:	IE00BYTBXV33

Enquiries:

Contact:
Jamie Donovan
Ryanair Holdings Plc
Tel: + 353 1 945 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 13 October, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary